Caledonia signs Memorandum of Understanding with the Government of Zimbabwe relating to the Indigenisation of the Blanket Mine

Toronto, Ontario – February 20, 2012:  Caledonia Mining Corporation (“Caledonia”) (TSX: CAL, NASDAQ-OTCQX: CALVF, AIM: CMCL) announces it has signed a Memorandum of Understanding (“MoU”) with the Minister of Youth, Development, Indigenisation and Empowerment of the Government of Zimbabwe (the “Government of Zimbabwe”) pursuant to which Caledonia has agreed to sell 51% of the Blanket Mine in Zimbabwe (“Blanket”) to Indigenous Zimbabweans for a paid transactional value of US$30.09 million on the following basis:

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16% will be sold to the National Indigenisation and Economic Empowerment Fund;

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10% will be sold to a Management and Employee Trust for the benefit of the present and future managers and employees of Blanket;

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15% will be sold to identified Indigenous Zimbabweans; and

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10% will be donated to the Blanket Gwanda Community Trust.  Caledonia will also make a non-refundable donation of US$1.0 million to the Trust as soon as it has been established.

Caledonia will facilitate the vendor funding of these transactions which will be repaid by way of future dividends from Blanket. Caledonia expects to redeploy the sale consideration in its projects.

Caledonia has undertaken to complete the implementation of all the components of the indigenisation transaction as soon as possible. The Government of Zimbabwe has agreed that implementation of the terms of the MoU will constitute full compliance by Blanket and Caledonia with the requirements of the Indigenisation Act.

Further details of the MoU are subject to a confidentiality agreement, and further announcements will be made when appropriate.

Blanket’s unaudited revenues and profit after tax for the year to December 31, 2011 were US$56.6 million and US$19.2 million respectively.

Mr Stefan Hayden, Caledonia’s President and Chief Executive officer said: “I am pleased we have signed a MoU which, when fully implemented, will represent the conclusion of the indigenisation requirements for Blanket.  The transaction will be concluded for a value which is close to Caledonia’s current market capitalisation. This is a significant achievement in the current environment and the transaction is neither an expropriation nor a partial nationalisation.

Excellent progress has been made at Blanket in recent years: gold production has increased by over 300% from 3,148oz in the first quarter of 2010 to 10,533oz in the fourth quarter of 2011 and cash operating costs fell by 27% from $804/oz in the first quarter of 2010 to $583/oz in the third quarter of 2011.

I hope that Blanket and Caledonia can now build on this track record of success.  The indigenisation agreement, when fully implemented, will introduce new shareholders to Blanket and I am confident that their participation will enhance Blanket’s further growth and development.  We look forward to working with our new shareholders in further progressing operations at Blanket for the benefit of all stakeholders.”

                                                                                   For more information, please contact:

Caledonia Mining Corporation	Collins Stewart Europe Limited
Mark Learmonth	John Prior or Sebastian Jones
Tel: + 27 11 447 2499	Tel: + 44 20 7523 8350
marklearmonth@caledoniamining.com

Renmark Financial Communications Inc	Collins Stewart LLC
John Boidman or Dustin Buenaventura Tel: +1 514 939 3989 or +1 416 644 2020 jboidman@renmarkfinancial.com	Dan Mintz Tel: +1 212 389 8022 DMintz@collinsstewartllc.com
dbuenaventura@renmarkfinancial.com Newgate Threadneedle Laurence Read/ Beth Harris/Terry Garrett Tel: +44 207 653 9850

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